MUNIHOLDINGS CALIFORNIA INSURED, INC.

FILE # 811-8573

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	AMOUNT PURCHASED	ISSUE SIZE	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
12/07/00	California Veterans 5.50% 12/01/18	$7,165,000.	$230,400,000.	Bear Stearns
12/07/00	California Veterans 5.50% 12/01/19	$17,000,000.	$97,130,000.	Lehman Brothers
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